                                                                       Exhibit 1
                                                                       ---------

Press Release of Quarterly Results of the Company.

For Immediate Release

  Silverline Technologies Posts Revenues of $45.6 million (Rs. 214 crores) for
                    Fiscal First Quarter Ended June 30, 2001

  SeraNova integration completed; streamlined organization; positioned for growth

Mumbai, India and Piscataway, NJ (July 31, 2001): Silverline Technologies (BSE - SLVR; NYSE - SLT), an international software development and integration services firm, today announced financial results for the first fiscal quarter ended June 30, 2001.

Note: Currency exchange rate used for conversion is Rs. 46.93 per $US 1.
----

Highlights for the quarter ended June 30, 2001
----------------------------------------------

 . Revenues grew by 38.6% to $45.6 million (Rs. 213.8 crores) compared to $32.9 million (Rs. 154.4 crores) in the first fiscal quarter ended June 30, 2000.

 . EBITDA increased to $11.3 million (Rs. 52.8 crores) compared to $10.2 million
  (Rs. 47.8 crores) for the quarter ended June 30, 2000.

 . Net Income before restructuring and non-cash charges was $8.8 million (Rs.
  41.3 crores) up from $7.8 million (Rs. 36.6 crores) for the quarter ended June 30, 2000. The restructuring charge of approximately $3.2 million (Rs. 15.2 crores) in the 2001 quarter is a non-recurring charge related to integration of SeraNova, and Silverline's internal re-structuring. The non-cash goodwill charge is related to acquisitions and will not be considered in earnings computations from the quarter ending September 30, 2001 onwards as a result of the rule changes in the US.

 . Fully diluted cash EPS for the quarter ended June 30, 2001, was $0.10 (Rs.
  4.78) compared to $0.10 (Rs. 4.78) in the corresponding period a year back; Cash earnings per ADS (1 ADS = 2 equity shares) were $0.20 (Rs. 9.55), compared to $0.20 (Rs. 9.55) for the quarter ended June 30, 2000.

 . Silverline won 9 new enterprise clients and 7 significant extensions and follow-on projects with Global 2000 companies.

 . Silverline's ePayment division won a number of ePayment projects, including those with a US-based credit card processor and a wireless ePayment operator. In addition, the division was a founding member of the Solstice Alliance, formed to build an Internet-capable multi-application ePayment system.

Operating Highlights
--------------------

                                                    Quarter ended
                                              June'01            March'01/(1)/
Project Revenue Mix

   .     eBusiness                              17%                  NA/(2)/
   .     eIntegration                           18%                  NA/(2)/
   .     Package Implementation                  5%                  NA/(2)/
   .     Mainframe                              28%                  20%
   .     Client/Server                          28%                  28%
   .     CRM                                     4%                   4%
Revenue by Type of Services
   .     Projects                               64%                  63%
   .     Staffing                               36%                  37%
Revenue by Key Verticals
   .     Financial                              49%                  57%
         .     Banking                          27%                  30%
         .     Transaction Processing           19%                  23%
         .     Insurance                         3%                   4%
   .     Telecom                                11%                  13%
   .     Manufacturing                           7%                   3%
   .     Others                                 33%                  27%
Offshore Revenue                                28%                  28%
New Clients                                      9                   15
Active Clients                                 166                  168
Top 5 Client Revenue Exposure                   20%                  18%
Total Headcount                              2,417                2,600

(1) The SeraNova acquisition was completed as of March 6, 2001. For pro-forma comparison purposes, where possible, the metrics for the March 2001 quarter have been adjusted to reflect SeraNova numbers for the entire quarter ended March 31, 2001.

(2) Detailed project revenue mix breakdown is not available on a proforma basis.

Shankar Iyer, Co-CEO of Silverline said, "Despite the economic slowdown in the US and the commensurate lengthening of the sales cycles, a shift to eIntegration and strategic outsourcing opportunities, and our internal process of integrating our acquisitions, we were able to report a healthy client win rate, expand our existing relationships, and continue imparting strong business value to our Global 2000 customer base. However, the above factors did restrain our earnings growth during the quarter."

Ravi Singh, Co-CEO of Silverline said, "We feel upbeat about the future. We have initiated and executed a number of initiatives to position our business for higher growth. In the quarter ended June 30, 2001, we made substantial progress in integrating the SeraNova acquisition, and in rationalizing our infrastructure and capacity to harness the synergies from the acquisition. At the same time, we are in the process of re-aligning our capabilities to more effectively address the new business environment, including implementing a stricter bench management discipline. These initiatives will be completed in the September 30, 2001 quarter, and while we will begin to see partial benefit in this quarter, the full benefit will be reflected in the quarters thereafter. We now have the organization, infrastructure and skills to offer our customers an end-to-end suite of

IT services--from strategy to outsourced application management--that matches favorably with competitors worldwide. We have streamlined our organization structure to make it even more responsive to client needs, and to enhance functional accountability organization wide. Within our business development organization, we have created dedicated teams to focus on further driving organic growth within existing customers, and to focus on large strategic outsourcing opportunities. Concurrently, we have enhanced our focus on our core offshore driven project business. Our strong customer relationships and our high-quality professionals will continue to be the primary assets that will help us successfully negotiate today's sluggish economy and form the foundation for future growth."

Conference Call Details


       Call for Indian Investors                 Call for US Investors
Date:   Wednesday, August 1, 2001    Date:     Wednesday, August 1, 2001
Time:   6:30pm, IST                  Time:     11:00 am, EDT
                                     Access                             numbers:
Access numbers: +91.80.933.9333 or       U.S. Toll-Free:      800.314.7867
                +91.80.228.8180 or       U.S. and International: +1.719.219.0214
                +91-80-238-8910      Access code: 653397 or reference Silverline
                                                  First Quarter Conference Call
Access code: Silverline
     Management's slide presentation can be viewed in real time on Silverline's Web site at:
                      http://webcast.silverline.com/1QFY02/

Playback of US Call

Continuous playback of the U.S. investor call will be available for your convenience. You may dial in 24 hours a day from 3:00pm EDT Wednesday, August 1 through Wednesday, August 8, 2001.

      Playback number:            United States Toll-Free: 888.203.1112
                                  International: +1.719.457.0820

      Playback access code:       653397

Playback of India Call

Playback of the India investor call will be available for your convenience. The conference call will be replayed every two hours starting 10pm IST Wednesday August 1, until Wednesday, August 8, 2001. You may dial in to the original call access numbers (+91.80.933.9333 or +91.80.228.8180 or +91-80-238-8910) to hear the replay.

Investor Contacts:
US - Peggy Coleman, Silverline Technologies:                  +1-732-584-5374
India - Shiv Muttoo, Citigate Dewe Rogerson:                  +91-22-284-2728

Media Contacts:
US - Richard Bevis, Silverline Technologies:                  +1-732-584-5828
India - Lawrence Alfonso, Silverline Technologies             +91-40-324-0189

About Silverline

Silverline Technologies Limited (NYSE: SLT; BSE SLVR) is an international software development and integration services firm, with over 2,600 software professionals world-wide. Silverline provides a comprehensive set of eBusiness consulting and IT services, including strategic consulting, creative design, technology integration and implementation, as well as management and maintenance of Internet and legacy applications.

Silverline focuses primarily on Global 2000 clients in key industry sectors, such as automotive/discrete manufacturing, financial services, healthcare/insurance, technology and telecommunications. The Company also has extensive experience in technologies such as mobile and wireless applications, ePayments and enterprise information portals, as well as in business processes such as customer relationship management (CRM), eProcurement and online marketplaces, channel management and employee enablement.

Silverline delivers its services through a global network of software development centers. At the heart of the network are core offshore centers in Chennai, Hyderabad and Mumbai, in India, and Cairo, Egypt. These centers support regional development facilities located close to clients throughout North America, Europe and Asia Pacific. With SEI CMM Level 4 and ISO 9001 certified processes, Silverline uses this Global Delivery Model to provide superior service, accelerated delivery and significant cost savings to clients around the world. Visit Silverline on the World Wide Web at www.silverline.com.

                                       ###

NOTE: Silverline, the Silverline `S' logo and `The Power of Approach' are registered trademarks and SeraNova, the SeraNova logo, `i-team and N/able are service marks of Silverline Technologies Ltd. in the United States and other countries. All other trademarks are the property of their owners.

Safe Harbor Statement
Except for the historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those than may be projected by these forward-looking statements. These risks and uncertainties include, but are not limited to competition, acquisitions, attracting, recruiting and retaining highly skilled employees, technology, law and regulatory policy and managing risks associated with customer projects as well as other risks detailed in the reports filed by Silverline Technologies Limited with the Securities and Exchange Commission. Silverline undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

                          SILVERLINE TECHNOLOGIES LTD.
                             STATEMENT OF OPERATIONS
                             (Unaudited and in US $)
--------------------------------------------------------------------------------

                                                                  QUARTER ENDED             QUARTER ENDED
                                                                  JUNE 30, 2001             JUNE 30, 2000

                                                          ================================================


Revenues                                                             45,565,301                32,883,749

Cost of Revenues                                                     25,958,368                17,563,493
                                                          ------------------------------------------------
Gross Profit                                                         19,606,934                15,320,256
                                                          ------------------------------------------------

Selling & Marketing Expenses                                          2,453,525                 1,209,217
General and Administrative Expenses                                   5,896,090                 3,903,009
                                                          ------------------------------------------------
Total SG&A                                                            8,349,615                 5,112,226
                                                          ------------------------------------------------

EBITDA                                                              $11,257,319                10,208.030

Deferred Stock Compensation Amortization                                 25,156                   773,446
Depreciation                                                          2,325,800                 1,129,400
Amortization                                                          3,468,004                   451,931
                                                          ------------------------------------------------
Total Operating Expenses                                             14,168,575                 7,467,003
                                                          ------------------------------------------------

Operating Income                                                      5,438,359                 7,853,253
Other Income (Expenses), Net                                         (1,005,784)                 (393,905)
Restructuring/Non-recurring Charges                                   3,243,452                         0
                                                          ------------------------------------------------
Pre-tax Income                                                        1,189,123                 7,459,348
Provision for Income Taxes                                              485,047                 1,100,424
                                                          ------------------------------------------------
Net Income                                                              704,076                 6,358,924
Net Income before restructuring & non-cash items                      8,792,630                 7,773,643
                                                          ------------------------------------------------

Cash EPS *
--------

Fully Diluted Cash EPS                                             $       0.10               $      0.10
Fully Diluted Cash Earnings per ADS                                $       0.20               $      0.20

EPS
---

Basic EPS                                                                  0.01                      0.10
Fully Diluted EPS                                                          0.01                      0.08

Basic Earnings Per ADS                                                     0.02                      0.20
Fully Diluted Earnings Per ADS                                             0.02                      0.17

Fully Diluted Shares Outstanding                                     86,393,932                75,191,782
(2 shares = 1 ADS)

* Cash earnings are computed as Net Income plus Amortization plus tax-effected Depreciation plus non-recurring charges